April 23, 2014

Securities and Exchange Commission

Attn: Michelle Roberts

100 F. Street NE

Washington, DC 20549

RE:	Thrivent Variable Annuity Account I

Form N-4 Registration Statement –

File No. 333-89488 Post-Effective Amendment No. 17 and

File No. 811-21111 Amendment No. 18

Dear Ms. Roberts:

On March 4, 2014, I spoke with you regarding your comments on certain information contained in Registrant’s Form N-4, Post-Effective Amendment No. 17 to the Registration Statement filed under the Securities Act of 1933, and Amendment No. 18 to the Registration Statement filed under the Investment Company Act of 1940 (collectively the “Amendment”). Those comments, and the Registrant’s responses, are below.

Comment 1: Please confirm in correspondence to the Staff that the Registrant has an exemptive order permitting the exchange or that the exchange is permissible under Rule 11a-2 under the Investment Company Act of 1940.

Response 1:

Registrant confirms that the exchange is permissible under Rule 11a-2 under the Investment Company Act of 1940.

Comment 2: Please disclose the “new contract to new contract” exchange provisions in its own brochure or supplement as opposed to the revised brochure filed with Post-Effective Amendment 17. Please have the new brochure or supplement tailored to this new class of exchanges.

Please attach the new brochure or supplement to the correspondence letter for Staff review. Staff noted the following items should be considered for the new brochure or supplement:

•	Transfer applicable sections from the existing brochure to a new brochure.

•	Describe the exchange other than by “new contract to new contract.” Staff requested the Registrant more clearly distinguish in the heading the nature of the exchange that is being referenced.

•	Disclose in the new brochure the relevant differences between a new contract with the GLWB rider and the contract without the GLWB rider. The Staff noted the existing brochure sets out all the relevant differences in the chart and summarizes them. The Staff requested that the new brochure focus on what is applicable, such as a description of the rider, charges, limitations on subaccount choices, and the need to drop other benefits before adding the rider.

Response 2:

Exchanges of currently sold contracts have been removed from the supplemental brochure you reviewed, as requested. A separate brochure has been developed to address exchanges of currently sold contracts for the sole purpose of adding the GLWB rider. The new brochure sets out all the relevant differences between a contract without the rider compared to a contract with the rider. The new brochure is enclosed with this correspondence.

Comment 3: On Page 9, under The Contract section, please include a representation to the effect that the prospectus contains all material provisions of the contract and any variations are pursuant to state law. If any provisions vary based on state law, specifically disclose that in that section and identify any element that varies.

Response 3:

The following paragraph has been added to Page 9 under The Contract:

This prospectus contains all material provisions of the Contract. Any variations are pursuant to state law. Provisions that vary by state law are specifically disclosed under applicable sections of The Contracts.

Information on state variations has been added to pages 9, 18, 20, 32, 39, and 40. These pages are enclosed with this correspondence.

Comment 4: On Page 12, please bold the language added under investment options.

Response 4: This language is now in bold.

Additional Item:

We also discussed our accounting change from Generally Accepted Accounting Principles to Statutory Accounting Principles. In addition, we were contacted by Tony Burek at the SEC, and we had a follow-up call with him on April 16 to provide more information about our change in accounting methods.

On behalf of the Registrant, this letter sets forth the representations requested by the SEC Staff with respect to the Amendment.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•	The SEC Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 920-628-2347 should you require any additional information about the Amendment.

Sincerely,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel

Enclosures